

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2023

R. Steve Kinsey
Chief Financial Officer
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

> **Re: Flowers Foods, Inc.**
> **Form 10-K for the Fiscal Year ended January 1, 2022**
> **Filed February 23, 2022**
> **File No. 001-16247**

Dear R. Steve Kinsey:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Energy & Transportation